FILTRONA

Filtrona plc

31 March 2010

File No: 82-34882



Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E
Washington, D.C. 20549
USA

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 28 February 2010, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

Victoria Ward
Personal Assistant

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

Filtrona plc. Registered Office: Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, United Kingdom. Registered in England No. 5444653
VAT Registered No GB 243 2909 68

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

FILE NO. 82-34882

In accordance with Disclosure Rule 3.1.4R(1), and in accordance with Section 329 of the Companies Act 1985, the Company was advised on 1 March 2010 of the following directors who have acquired an interest in the ordinary share capital of Filtrona plc (the 'Company):

1. Name of company

   Filtrona plc

2. Name of directors

   Mark Harper
   Steve Crummett

3. Nature of transaction

   Performance Share award under the Filtrona plc Long Term Incentive Plan ('LTIP') Part B

   A Deferred Annual Share Bonus Plan ('DASB') award

4. Date of grant

   1 March 2010

5. Period during which or date on which exercisable

   LTIP - Between 1 March 2013 and 28 February 2016, subject to the satisfaction of specified performance conditions

   DASB – deferred until 01 March 2013 subject to the rules of the DASB

6. Total amount paid (if any) for grant of the option
   n/a

7. Description of shares or debentures involved: class, number

Executive Director	**Number of 25p ordinary shares**	
	LTIP	DASB
Mark Harper	275,454	27,005
Steve Crummett	150,000	14,705

8. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

   LTIP Part B – NIL
   DASB – n/a

9. Total number of shares or debentures over which options held following th[illegible]34882

Executive Director	Details	Number
Mark Harper	LTIP Part B	1,408,919
	Unapproved Options LTIP Part	483,883
	Approved Options LTIP Part A	11,776
	DASB award	243,587
	TOTAL	**2,148,165**
Steve Crummett	LTIP Part B	666,723
	Unapproved Options LTIP Part A	60,669
	Approved Options LTIP Part A	12,552
	DASB award	86,596
	TOTAL	**826,540**

10. Any additional information

N/A

11. Name of contact and telephone number for queries

Patricia Kendall 01908 359100

12. Name and signature of authorised company official responsible for making this notification

Jon Green, Company Secretary & General Counsel

Date of Notification
2 March 2010

File No: 82-34882

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), and in accordance with Section 329 of the Companies Act 1985, the Company was advised on 1 March 2010 of the following directors/persons discharging managerial responsibility ('PDMR') who have acquired an interest in the ordinary share capital of Filtrona plc (the 'Company):

1. Name of company

   Filtrona plc

2. Name of directors/PDMR

   Antony Edwards
   Jon Green
   Robert Purcell
   Sreekumar Puthen Thermedam
   Russell Rogers
   Alan Tidy

3. Nature of transaction

   Performance Share award under the Filtrona plc Long Term Incentive Plan ('LTIP') Part B

   A Deferred Annual Share Bonus Plan ('DASB') award

4. Date of grant
   1 March 2010

5. Period during which or date on which exercisable

   LTIP - between 1 March 2013 and 28 February 2016, subject to the satisfaction of specified performance conditions

   DASB – deferred until 01 March 2013, subject to the rules of the DASB

6. Total amount paid (if any) for grant of the option

   n/a

7. Description of shares or debentures involved: class, number

PDMR	Number of 25p ordinary shares	
	LTIP	DASB
Antony Edwards	64,171	13,897
Jon Green	67,419	7,050
Robert Purcell	95,254	6,224
Sreekumar Puthen Thermedam	85,883	22,582
Russell Rogers	86,430	19,835
Alan Tidy	62,366	6,521

8. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

LTIP Part B – nil
DASB – n/a

9. Total number of shares or debentures over which options held following this notification

PDMR	Details	Number
Antony Edwards	LTIP Part B	313,807
	Approved Options LTIP Part A	11,776
	Unapproved Options LTIP Part A	142,752
	DASB	73,966
	TOTAL	**542,301**
Jon Green	LTIP Part B	337,403
	Approved Options LTIP Part A	11,776
	Unapproved Options LTIP Part A	131,036
	DASB	62,907
	TOTAL	**543,122**
Robert Purcell	LTIP Part B	493,206
	Approved Options LTIP Part A	11,776
	Unapproved Options LTIP Part A	188,582
	DASB	88,764
	TOTAL	**782,328**
Sreekumar Puthen Thermedam	LTIP Part B	445,801
	Approved Options LTIP Part A	11,776
	Unapproved Options LTIP Part A	179,161
	DASB	73,609
	TOTAL	**710,347**
Russell Rogers	LTIP Part B	421,039
	Unapproved Options LTIP Part A	143,416
	DASB	60,190
	TOTAL	**624,645**
Alan Tidy	LTIP Part B	304,160
	Approved Options LTIP Part A	11,776
	Unapproved Options LTIP Part A	132,186
	DASB	59,371
	TOTAL	**507,493**

23. Any additional information

N/A

24. Name of contact and telephone number for queries

    Patricia Kendall 01908 359 100

25. Name and signature of authorised company official responsible for making this notification

    Jon Green, Company Secretary & General Counsel

    Date of Notification

    2 March 2010

File No: 82-34882

RECEIVED
2010 APR 14 A 11: 10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

4 March 2010

Filtrona plc

Executive Director Share Transaction

Filtrona plc today announces the transfer of 34,677 shares on 01 March 2010 previously awarded to Mark Harper in March 2007 under the Company's Deferred Annual Share Bonus Plan (the 'Plan'). Under the rules of the Plan a tax liability is calculated as at the date of transfer and Mark Harper has sold on 01 March 2010 24,181 shares, at a price of £1.8836 per share, to settle this liability.

The balance of shares which have been transferred will be held in the name of his wife Mandy Harper. The total beneficial shareholding of Mark Harper is 211,527 which represents 0.10% of the shareholding of Filtrona plc.

Enquiries

Filtrona plc
Jon Green Company Secretary & General Counsel
Tel: 01908 359100

Financial Dynamics
Richard Mountain
Tel: 020 7269 7121

File No: 82-34882

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), and in accordance with Section 329 of the Companies Act 1985, the Company was advised on 28 August 2008 of the following directors/persons discharging managerial responsibility ('PDMR') who have acquired an interest in the ordinary share capital of Filtrona plc (the 'Company):

1. Name of company

   Filtrona plc

2. Name of directors/PDMR

   Jon Green
   Robert Purcell
   Russell Rogers
   Alan Tidy

3. Nature of transaction

   Transfer of shares under the Company's Deferred Annual Share Bonus Plan, awarded in March 2007 and held in Trust.
   Sale of shares to settle tax liability in connection with the transfer of shares at a price of £1.8836.

4. Date of grant

   n/a

5. Period during which or date on which exercisable

   n/a

6. Total amount paid (if any) for grant of the option

   n/a

7. Description of shares or debentures involved: class, number

PDMR	Number of 25p ordinary shares	Shares sold to settle tax liability	Balance of shares transferred
Jon Green	15,135	6,220	8,915
Robert Purcell	25,977	-	25,977
Russell Rogers	13,439	5,175	8,264
Alan Tidy	14,798	6,082	8,716

8. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

   nil

9. Total number of 25p ordinary shares held following this notification

PDMR	Number	% holding
Jon Green	12,454	0.006
Robert Purcell	111,540	0.054
Russell Rogers	13,950	0.007
Alan Tidy	12,521	0.006

23. Any additional information

    N/A

24. Name of contact and telephone number for queries

    Patricia Kendall 01908 359 100

25. Name and signature of authorised company official responsible for making this notification

    Jon Green, Company Secretary & General Counsel

    Date of Notification

    04 March 2010

RNS Number : 0884I
Filtrona plc
04 March 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer
   FILTRONA PLC

2. State whether the notification relates to
   (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
   (iii) both (i) and (ii)

   THE NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(A)

3. Name of person discharging managerial responsibilities/director

   JON GREEN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN (3) ABOVE

File No: 82-34882

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

AS ABOVE

File No: 82-34882

File No: 82-34882

8. State the nature of the transaction

SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

8,915 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.004%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

188.36p per share

14. Date and place of transaction

1 MARCH 2010, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

3,359; 0.002%

16. Date issuer informed of transaction

4 MARCH 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes -

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

N/A

File No: 82-34882

24. Name of contact and telephone number for queries
PATRICIA KENDALL - 01908 359 100

Name and signature of duly authorised officer of issuer responsible for making notification
JON GREEN
COMPANY SECRETARY

Date of notification
4 MARCH 2010

RNS Number : 1274I
Filtrona plc
04 March 2010

REPLACEMENT

The following amendment has been made to the 'Director/PDMR' announcement released on 04 March 2010 at 12.00 under RNS No 0884I.

The total shareholding following the transaction should be 3,539; 0.002%

All other details remain unchanged.

The full amended text is shown below

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer
   FILTRONA PLC

2. State whether the notification relates to
   (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
   (iii) both (i) and (ii)

   THE NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(A)

3. Name of person discharging managerial responsibilities/director

JON GREEN

File No: 82-34882

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   THE NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN (3) ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

   AS ABOVE

8. State the nature of the transaction

   SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

   8,915 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

    0.004%

11. Number of shares, debentures or financial instruments relating to shares disposed

    N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

    N/A

13. Price per share or value of transaction

    188.36p per share

14. Date and place of transaction

    1 MARCH 2010, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into

account when calculating percentage)

File No: 82-34882

3,539; 0.002%

16. Date issuer informed of transaction

4 MARCH 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes -

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

N/A

24. Name of contact and telephone number for queries
PATRICIA KENDALL - 01908 359 100

Name and signature of duly authorised officer of issuer responsible for making notification
JON GREEN
COMPANY SECRETARY

Date of notification
4 MARCH 2010

File No: 82-34882

5 March 2010

Filtrona plc

Acquisition of BP Labels

Acquisition of BP Labels

Filtrona plc ('Filtrona') announces completion of the acquisition of the entire issued share capital of BP Secure Solutions Limited and Summercombe 110 Limited, which together carry on the business of BP Labels.

BP Labels, based in Cardiff, UK, is a manufacturer of high quality, creative and secure self adhesive labels and is highly complementary with Filtrona's Coated & Security Products division, sharing a focus on providing consumer products companies with value added packaging and security solutions.

The consideration for the acquisition is up to a maximum of £4.5m, subject to customary adjustments, payable in cash to the family and employee shareholders of the acquired companies.

Enquiries

Filtrona plc

Mark Harper, Chief Executive

Steve Crummett, Group Finance Director

Tel: 01908 359 100

File No: 82-34882

RECEIVED

2010 APR 14 A 11:10

16 March 2010

Filtrona plc

Executive Director Share Transaction

Filtrona plc today announces the transfer of 76,377 shares, on 12 March 2010, previously awarded to Mark Harper under the Company's Long Term Incentive Plan Part B (the 'Plan'). The shares vested at nil cost to Mark Harper in accordance with the rules of the Plan.

A tax liability is calculated as at the date of transfer and Mark Harper has sold, on 12 March 2010, 31,374 shares at a price of £2.11 per share, to settle this liability.

The balance of 45,003 shares have been transferred to his wife Mandy Harper. The total beneficial shareholding of Mark Harper is 256,530 which represents 0.12% of the shareholding of Filtrona plc.

Enquiries

Filtrona plc
Jon Green Company Secretary & General Counsel
Tel: 01908 359100

Financial Dynamics
Richard Mountain
Tel: 020 7269 7121

File No: 82-34882

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), and in accordance with Section 793 of the Companies Act 2006, the Company was advised on 28 August 2008 of the following directors/persons discharging managerial responsibility ('PDMR') who have acquired an interest in the ordinary share capital of Filtrona plc (the 'Company):

1. Name of company

   Filtrona plc

2. Name of directors/PDMR

   Tony Edwards
   Jon Green
   Robert Purcell
   Russell Rogers
   P T Sreekumar
   Alan Tidy

3. Nature of transaction

   Transfer of shares awarded under the Company's Long Term Incentive Plan Part B in March 2007.
   Sale of shares to settle tax liability in connection with the transfer of shares at a price of £2.1104.

4. Date of grant

   n/a

5. Period during which or date on which exercisable

   n/a

6. Total amount paid (if any) for grant of the option

   n/a

7. Description of shares or debentures involved: class, number

PDMR	Number of 25p ordinary shares	Shares sold to settle tax liability	Balance of shares transferred
Jon Green	17,294	7,091	10,203
Robert Purcell	25,762	10,583	15,179
Russell Rogers	19,127	6,171	12,956
Alan Tidy	16,697	6,859	9,838
PT Sreekumar	22,661	4,561	18,100
Tony Edwards	16,333	6,709	9,624

8. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

   nil

9. Total number of 25p ordinary shares held following this notification

PDMR	Number	% holding
Jon Green	13,742	0.007
Robert Purcell	126,719	0.062
Russell Rogers	26,906	0.013
Alan Tidy	22,359	0.011
PT Sreekumar	42,880	0.021
Tony Edwards	28,977	0.014

23. Any additional information

    N/A

24. Name of contact and telephone number for queries

    Patricia Kendall 01908 359 100

25. Name and signature of authorised company official responsible for making this notification

    Jon Green, Company Secretary & General Counsel

    Date of Notification

    16 March 2010

File No: 82-34882

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14-16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer
   FILTRONA PLC

2. State whether the notification relates to
   (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
   (iii) both (i) and (ii)

   THE NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(A)

3. Name of person discharging managerial responsibilities/director

   JON GREEN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   THE NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN (3) ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

   AS ABOVE

8. State the nature of the transaction

   SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

   N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

    N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

    10,203 SHARES

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

    0.005%

13. Price per share or value of transaction

    211.04p per share

14. Date and place of transaction

    12 MARCH 2010, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

    3,539; 0.002%

16. Date issuer informed of transaction

    16 MARCH 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes –

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

N/A

24. Name of contact and telephone number for queries
PATRICIA KENDALL – 01908 359 100

Name and signature of duly authorised officer of issuer responsible for making notification
JON GREEN
COMPANY SECRETARY

Date of notification
16 MARCH 2010

File No: 82-34882

RECEIVED
2010 APR 14 A 11:10

Financial Services Authority

FSA

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona plc
2. Reason for notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	OppenheimerFunds, Inc ("OFI")
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction and date on which the threshold is crossed or reached:	15 March 2010
6. Date on which issuer notified:	16 March 2010
7. Threshold(s) that is/are crossed or reached:	6% (OFI position increased to 6.0933%)

8. Notified details:

Registered Office: Avebury House, 201-249 Avebury Boulevard, Milton Keynes Buckinghamshire, MK9 1AU

Registered Number: 05444653

T: +44 (0) 1908 359100; F: +44 (0) 1908 359120

Company Secretary: Jon Green

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
(GB00B0744359)	10,640,624	10,640,624	12,531,597		12,531,597		6.0933%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise / conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta

Total (A+B+C)

Number of voting rights	% of voting rights
12,531,597	6.0933%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

The percentage of holdings noted above is based on total outstanding shares of 205,662,191.

Massachusetts Mutual Life Insurance Company is the Parent Company of OppenheimerFunds, Inc ("OFI").

Proxy Voting:

10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	
14. Contact name:	Patricia Kendall Filtrona plc
15. Contact telephone number:	01908 359100

File No: 82-34882

Filtrona plc
(the "Company")

Annual Report and Accounts, and Annual General Meeting

The Company announces that two copies of each of its 2009 Annual Report and Accounts, Notice of Annual General Meeting to be held on Thursday 22 April 2010 at 12 noon and Form of Proxy have been submitted to the UK Listing Authority.

Copies of all the above documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Telephone: 020 7066 1000

The above documents can also be downloaded from the Company's website at www.filtrona.com.

Enquiries:

Filtrona plc

Jon Green Company Secretary

T: 01908 359100

23 March 2010

File No: 82-34882

Filtrona plc

Filtrona plc today announces that Jeff Harris, its Non-Executive Chairman, has been appointed to the board of Cookson Group plc ('Cookson') as a non-executive director with effect from 1 April 2010, and as chairman with effect from the close of the Company's Annual General meeting on 13 May 2010.

Enquiries

Jon Green
Company Secretary & General Counsel

01908 359100

File No: 82-34882

25 March 2010

Filtrona plc

Executive Directors Share Transaction

Filtrona plc today announces, on 23 March 2010, the transfer of 127,605 shares to Mark Harper and 42,356 shares to Steve Crummett in connection with conditional rights granted in March 2008 and March 2009 under the Company's Deferred Annual Share Bonus Plan (the 'Plan').

	Shares transferred	Shares sold on such date to settle tax liability (sold at £2.13 per share)	Net balance of shares transferred	Total holding following transfer No	% holding
Mark Harper					
March 2008 award	114,499	47,039	67,460		
March 2009 award	102,083	41,938	60,145	384,135	0.19
Steve Crummett					
March 2008 award	29,191	11,993	17,198		
March 2009 award	42,700	17,542	25,158	53,956	0.03

The net balance of shares transferred under the Awards continue to be subject to the terms of the Plan.

Enquiries

Filtrona plc

Jon Green

Company Secretary & General Counsel

Tel: 01908 359100

File No: 82-34882

25 March 2010

Filtrona plc

Notification of Transactions of Persons Discharging Managerial Responsibility

Filtrona plc today announces, on 23 March 2010, the transfer of shares in connection with conditional rights granted in March 2008 and March 2009 under the Company's Deferred Annual Share Bonus Plan:

	Shares transferred	Shares sold on such date to settle tax liability (sold at £2.13 per share)	Net balance of shares transferred	Total holding following transfer No.	% holding
Tony Edwards					
March 2008 Award	22,069	9,067	13,002		
March 2009 Award	38,000	15,611	22,389	64,368	0.031
Jon Green					
March 2008 Award	29,191	11,993	17,198		
March 2009 Award	26,666	10,955	15,711	46,651	0.023
Alan Tidy					
March 2008 Award	28,184	11,579	16,605		
March 2009 Award	24,666	10,134	14,532	53,496	0.026
Sreekumar Puthen Thermedam					
March 2008 Award	33,944	13,946	19,998		
March 2009 Award	17,083	7,018	10,065	72,943	0.035

The net balance of shares transferred under the Awards continue to be subject to the terms of the Plan.

Enquiries

Filtrona plc

Jon Green

Company Secretary & General Counsel

Tel: 01908 359100